                                                     ---------------------------
                                                             OMB APPROVAL
                                                     ---------------------------
                         UNITED STATES               OMB Number:       3235-0145
              SECURITIES AND EXCHANGE COMMISSION     Expires:  December 31, 1997
                    Washington, D.C. 20549           Estimated average burden
                                                     hours per response..  14.90
                                                     ---------------------------

                       SCHEDULE 13G

         Under the Securities Exchange Act of 1934

               (Amendment No.              ) *
                            --------------

                Information Advantage, Inc.
 -------------------------------------------------------------------
                     (Name of Issuer)

                       Common Stock
 -------------------------------------------------------------------
              (Title of Class of Securities)

                         45669P101
       --------------------------------------------
                      (CUSIP Number)

 Check the following box if a fee is being paid with this statement _. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------                             --------------------------
CUSIP No.  45669P101                     13G           Page   2   of   5   Pages
         ----------------                             --------------------------

--------------------------------------------------------------------------------

1         NAME OF REPORTING PERSON
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          PHILIP GREER
--------------------------------------------------------------------------------
          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                                    (a)
                                                                     (b)
                                                                          [X]
--------------------------------------------------------------------------------
3         SEC USE ONLY


--------------------------------------------------------------------------------
          CITIZENSHIP OR PLACE OF ORGANIZATION
4
          NEW YORK
--------------------------------------------------------------------------------
                                    SOLE VOTING POWER
                              5
                                    -0-
         NUMBER OF
                              --------------------------------------------------
           SHARES                   SHARED VOTING POWER
        BENEFICIALLY          6
          OWNED BY                  767,870
            EACH
                              --------------------------------------------------
         REPORTING                  SOLE DISPOSITIVE POWER
           PERSON             7
            WITH                    -0-
                              --------------------------------------------------
                                    SHARED DISPOSITIVE POWER
                              8
                                    767,870
--------------------------------------------------------------------------------
          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
9         767,870

--------------------------------------------------------------------------------

          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
10        x

--------------------------------------------------------------------------------


          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
          5.12%
--------------------------------------------------------------------------------

          TYPE OF REPORTING PERSON *
12
          BD, IA
--------------------------------------------------------------------------------


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Cusip No. 45669P101                                                  Page 3 of 5

Item 1(a).     Name of Issuer:  Information Advantage, Inc.

Item 1(b).     Address of Issuer's Principal Executive Office:

               7905 Golden Triangle Dr., Suite 190
               Eden Prairie, MN 55344-7227

Item 2(a).     Name of Person Filing:

               Philip Greer, individually and on behalf of WPG Venture Partners III, L.P. ("WPGVP"), the sole General Partner of Weiss, Peck & Greer Venture Associates III, L.P. ("WPGVA") and WPG Enterprise Fund II, L.P. ("Enterprise").

Item 2(b).     Address of Principal Business Office, or if None, Residence:

               555 California Street, Suite 3130
               San Francisco, CA 94104

Item 2(c). Citizenship: Weiss, Peck & Greer, L.L.C. ("WPG") is a limited liability company, organized under the laws of the State of Delaware. Philip Greer is a citizen of the United States.

Item 2(d).     Title of Class of Securities:  Common Stock

Item 2(e).     CUSIP Number:  45669P101

Item 3. If this statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), Check Whether the Person Filing is a:

               (a)    ( X )    Broker or Dealer  registered under Section 15 of
                               the Securities Exchange Act of 1934 (the "Act")
               (b)    (   )    Bank as defined in Section 3(a) (6) of the Act
               (c)    (   )    Insurance  Company as  defined  in Section  3(a)
                               (19) of the Act
               (d)    (   )    Investment Company registered under Section 8 of
                               the Investment Company Act of 1940
               (e)    ( X )    Investment  Adviser registered under Section 203
                               of the Investment Advisers Act of 1940
               (f)    (   )    Employee  Benefit  Plan,  Pension  Fund which is
                               subject  to  the   provisions  of  the  Employee
                               Retirement   Income  Security  Act  of  1974  or
                               Endowment Fund; see Sec.  240.13d-1(b)  (1) (ii)
                               (F)
               (g)    (   )    Parent Holding Company,  in accordance with Sec.
                               240.13d-1(b) (ii) (G) (Note: See Item 7)
               (h)    (   )    Group, in accordance with paragraph 240.13d-1(b)
                                  (1) (ii) (H)

Item 4(a)-(c). Ownership:


               The following information concerning percentages of ownership of outstanding shares of common stock is based on a total of 14,989,000 shares reported to be outstanding by Information Advantage, Inc. at December 31, 1997.

Cusip No. 45669P101                                                  Page 4 of 5

               As of December 31, 1997, WPGVA and Enterprise owned of record 348,612 shares and 419,258 shares, respectively, of Information Advantage, Inc. common stock ("Common Stock"). The shares owned by WPGVA and Enterprise may be deemed to be beneficially owned, within the meaning of Rule 13d-3, by WPGVP. Mr. Greer, the managing partner of WPGVP, may be deemed to be the beneficial owner of all of the above described shares within the meaning of Rule 13d-3.

               Accordingly, by reason of the provisions of Rule 13d-3, as of December 31, 1997, Philip Greer may be deemed to own beneficially 767,870 shares of Common Stock or approximately 5.12% of the outstanding shares, with shared voting and investment power as to all such shares. Mr. Greer disclaims, pursuant to Rule 13d-4, beneficial ownership of the shares of Common Stock owned of record by WPGVA and Enterprise, except to the extent of his beneficial interest as a partner in WPGVP, or in WPG, a limited partner in WPGVA and Enterprise.

               This Schedule 13G is not being filed with respect to the share of Information Advantage, Inc., which may be owned of record by any general partner of WPGVP, other than Mr. Greer, since no such partner possesses or shares voting or investment power with respect to the shares. Each of such general partners disclaims ownership, pursuant to Rule 13d-3, of the shares of Common Stock owned by the various parties referred to in this Schedule 13G, other than such shares as the respective general partner owns of record, or may be deemed to own by reason of his interest as a partner in the various partnerships described herein. Each of the entities described herein as owning shares of Common Stock disclaims, pursuant to Rule 13d-4, beneficial ownership of such shares as are owned by the other entities described herein.

Item 5.        Ownership of Five Percent or Less of a Class:

               Not applicable.

Item 6.        Ownership of More Than Five Percent on Behalf of Another Person:

               Not applicable.

 Item 7.       Identification   and   Classification  of  the  Subsidiary  Which

               Acquired the  Security  Being  Reported on By the Parent  Holding
               Company:

               Not applicable.

 Item 8.       Identification and Classification of Members of the Group:

               Not applicable.

 Item 9.       Notice of Dissolution of the Group:

               Not applicable.

Cusip No. 45669P101                                                  Page 5 of 5

 Item 10.      Certification:

By signing below, Richard S. Pollack, General Counsel of WPG, certifies that, to the best of his knowledge and belief, securities referred to above as being held or owned beneficially by Philip Greer were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: February 10, 1998

WEISS, PECK & GREER, L.L.C.


By: /s/Richard S. Pollack
    ---------------------
       Richard S. Pollack
       General Counsel

     Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                POWER OF ATTORNEY



         KNOW ALL MEN BY THESE PRESENTS, that the undersigned, Philip Greer, has made, constituted and appointed, and by these presents does make, constitute and appoint, Richard S. Pollack his true and lawful attorney-in-fact and agent, for him and in his name, place and stead to execute, acknowledge, deliver and file any and all filings required by Section 13 and Section 16 of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, Schedules 13D and Schedules 13G, hereby ratifying and confirming all that said attorney-in-fact and agent may do or cause to be done by virtue hereof.

         The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than the attorney-in-fact named herein.

         WITNESS THE EXECUTION HEREOF this 10th day of February, 1998 by Philip Greer.



                                                  /s/Philip Greer
                                            ------------------------------------
                                                     Philip Greer


STATE OF NEW YORK   )
COUNTY OF NEW YORK  )


                                                  /s/Michael E. Singer
                                             -----------------------------------
                                                     Notary Public